

September 3, 2020

Brian S. John
Chief Executive Officer
Jupiter Wellness, Inc.
725 N. Hwy A1A, Suite C-106
Jupiter, FL 33477

      Re: Jupiter Wellness, Inc.
          Amendment No. 4 to Registration Statement on Form S-1
          Filed August 25, 2020
          File No. 333-239229

Dear Mr. John:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed August 25, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, For the three and six months ended June 30, 2020, Revenues, page 36

1.   We reference the changes made in response to comment two in our letter dated August 24, 2020. While we note that 41% of the increase in revenue for the six months ended June 30, 2020 was attributable to Magical Beasts, please revise to also discuss the other product lines that attributed to the remainder of the increase. For example, please quantify the impact on revenue of the sunscreen spray product line as well as any contribution to revenue from non-recurring sources such as masks, gloves and hand sanitizer, as noted on page 32.

Brian S. John
Jupiter Wellness, Inc.
September 3, 2020
Page 2

You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur S. Marcus, Esq.